CMPD Wealth Corp



ANNUAL REPORT

5323 Levander Loop

Austin, TX 78702

https://wealthstack.us/

This Annual Report is dated April 29, 2022.

BUSINESS

CMPD Wealth, Corp. (d/b/a "Wealth Stack" or the "Company") is a corporation organized under the laws of Delaware and is an SEC-Registered investment platform that provides advisory services and financial education to businesses and communities across America. Wealth Stack provides high-quality video-based financial education content and digital investment tools through two primary distribution channel partners, Small Medium Businesses "SMBs" and Community Banks.

Wealth Stack's primary means of revenue generation is from recurring fees paid by large corporations, SMBs, and financial institutions for access to the Wealth Stack platform and our proprietary content. Wealth Stack's IP portfolio consists of the software that powers our platform as well as the content (blogs, videos) that we have created.

Wealth Stack partners with SMBs to offer a retirement benefits solution (SIMPLE IRA) and licenses its content to community banks to help them deepen relationships with Millennials & Diverse constituents.

Wealth Stack owns all of its IP, which consists of the software that powers its platform as well as the videos that the company creates.

Wealth Stack is a primarily diverse and veteran-owned company.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $90,000.00

Number of Securities Sold: 9,000,000

Use of proceeds: Founder's Shares

Date: January 04, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 90,000

Use of proceeds: restricted stock grant

Date: August 23, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $171,547.00

Use of proceeds: General operations

Date: October 09, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Wealth Stack can operate for one year without any additional revenue generation.

Foreseeable major expenses based on projections:

Our primary expenses will be related to brokerage, sales & marketing and software development costs.

Future operational challenges:

As we scale there will be increased complexities in handling all of the requisite financial transactions.

We will need to grow our support staff as we grow.

We will ultimately integrate into a number of other financial platforms both legacy and modern as we scale.

Future challenges related to capital resources:

In order to continue to develop and scale the platform, we will continue to need access to capital for the foreseeable future.

Future milestones and events:

Significant milestones for the Company are reaching 100 and then 500 SMBs on the platform as well as $ 1 million in ARR.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,807.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: UpTech Works, LLC

Amount Owed: $21,547.00

Interest Rate: 0.0%

ongoing equity mix of 7.5% equity and 92.5% cash for each payment. Should not exceed payments from the Company of $108,000.

Creditor: Sooyhung Kim

Amount Owed: $90,000.00

Interest Rate: 0.0%

The agreement provides the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount. The valuation cap of the agreement entered was $7M.

Creditor: Brian Sweigert

Amount Owed: $50,000.00

Interest Rate: 0.0%

The agreement provides the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount.

Creditor: Romahlo Wilson

Amount Owed: $10,000.00

Interest Rate: 0.0%

The agreement provides the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount.

Creditor: Dark Knight OZ Fund, LLC

Amount Owed: $520,815.00

Interest Rate: 2.0%

Maturity Date: February 03, 2021

In October 2021, the Company entered into a Promissory Note agreement with the same majority shareholder for $497,315 that bears a simple interest per annum of 2% and is due upon demand at any time after the first anniversary of this note. The note is not secured and can be drawn on an as-needed basis. The ending balance of this note was $544,815 as of April 20, 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Chairman of the Board

Dates of Service: December 21, 2020 - Present

Responsibilities: Overseeing the Board as a whole as well as the selection of the management team. Does not currently take a salary.

Position: CEO

Dates of Service: December 21, 2020 - Present

Responsibilities: Responsible for the overall performance of the Company including growth of the platform, hiring of key personnel and execution of key strategic objectives. Does not currently take a salary for this role. Compensation is currently deferred but I plan on compensation becoming cash paid in second half of 2022

Other business experience in the past three years:

Employer: Media Co

Title: Board Member

Dates of Service: December 09, 2019 - Present

Responsibilities: Provide oversight to the Mediaco management team. Andrew attends quarterly board meetings via video conferences. Otherwise, it is a 5 hr per week commitment.

Other business experience in the past three years:

Employer: Standard General

Title: Analyst

Dates of Service: June 01, 2016 - August 01, 2019

Responsibilities: Research investment opportunities

Other business experience in the past three years:

Employer: Shiro Capital

Title: Chief Investment Officer

Dates of Service: June 10, 2019 - Present

Responsibilities: Andrew was the founder and Chief Investment Officer of Shiro Capital, a family office that makes public and private long term investments. Andrew spends ~ 5 hours per week on Shiro Capital

Name: Caleb King

Caleb King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: March 01, 2021 - Present

Responsibilities: Designs and implements business operations, establishes policies that promote company culture and vision, and oversees operations of the company and the work of executives. Does not currently receive a salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dark Knight OZ Fund, LLC (Andrew Glaze - 84%, Caleb King - 8%, Richard Glaze - 3%, Dave Walker - 2%, Justin White - 1%, David Lee - 1%)

Amount and nature of Beneficial ownership: 9,000,000

Percent of class: 99.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dark Knight OZ Fund, LLC

Names of 20% owners: Andrew Glaze

Relationship to Company: Director

Nature / amount of interest in the transaction: In October 2021, the Company entered into a Promissory Note agreement with the same majority shareholder that bears a simple interest per annum of 2% and is due upon demand at any time after the first anniversary of this note. The note is not secured and can be drawn on an as-needed basis. The ending balance of this note was $544,815 as of April 20, 2022.

Material Terms: Amount: $520,815; Interest: 2%; No maturity date and is due upon demand at any time after the first anniversary of the note.

OUR SECURITIES

The company has authorized SAFE, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 757,575 of Common Stock.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $171,547.00

Maturity Date: September 01, 2024

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $7,000,000.00

Conversion Trigger: When the company enters into bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

There are no material rights associated with SAFE.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,090,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The amount outstanding of common stock includes 90,000 shares to be issued pursuant to options outstanding.

The amount outstanding of common stock includes 910,000 shares to be issued pursuant to shares reserved for issuance under the company's equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

CMPD Wealth Corp

By   /s/ *Andrew Glaze*

     Name: CMPD Wealth, Corp

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



CMPD Wealth Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CMPD Wealth Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 1, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,810	6,569
Total Current Assets	1,810	6,569
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	1,914	-
Total Non-Current Assets	1,914	-
TOTAL ASSETS	3,724	6,569
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	80,044	-
Short-Term Debt - Related Party	1,365	10,000
Total Current Liabilities	81,408	10,000
Long-term Liabilities		
Long-Term Debt - Related Party	495,950	-
Future Equity Obligations (SAFE Agreements)	171,547	-
Total Long-Term Liabilities	667,497	-
TOTAL LIABILITIES	748,906	10,000
EQUITY		
Issuance of Common Stock	900	-
Additional Paid in Capital	184,100	-
Accumulated Deficit	(930,182)	(3,431)
Total Equity	(745,182)	(3,431)
TOTAL LIABILITIES AND EQUITY	3,724	6,569

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	241	-
Cost of Revenue	-	-
Gross Profit	241	-
Operating Expenses		
Advertising and Marketing	230,483	-
General and Administrative	187,632	3,431
Research and Development	507,590	-
Rent and Lease	1,287	-
Total Operating Expenses	926,992	3,431
Operating Income (loss)	(926,751)	(3,431)
Provision for Income Tax	-	-
Net Income (loss)	(926,751)	(3,431)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(926,751)	(3,431)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	85,044	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	85,044	-
Net Cash provided by (used in) Operating Activities	(841,707)	(3,431)
INVESTING ACTIVITIES		
Computer Equipment	(1,914)	-
Net Cash provided by (used by) Investing Activities	(1,914)	-
FINANCING ACTIVITIES		
Issuance of Common Stock	900	-
Additional Paid in Capital	184,100	-
Loans Payable - Related Party	482,315	10,000
Future Equity Obligations (SAFE Agreements)	171,547	-
Net Cash provided by (used in) Financing Activities	838,862	10,000
Cash at the beginning of period	6,569	-
Net Cash increase (decrease) for period	(4,759)	6,569
Cash at end of period	1,810	6,569

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/20	-	-	-	-	-
Net Income (Loss)	-	-	-	(3,431)	(3,431)
Ending Balance 12/31/2020	-	-	-	(3,431)	(3,431)
Issuance of Common Stock	9,090,000	900	184,100	-	185,000
Net Income (Loss)	-	-	-	(926,751)	(926,751)
Ending Balance 12/31/2021	9,090,000	900	184,100	(930,182)	(745,182)

CMPD Wealth Corp.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CMPD Wealth Corp. ("the Company") was formed in Delaware on December 14th, 2020. The Company plans to earn revenue using a SAAS platform focused on providing financial services to the fast-growing, small business owner demographic. The Company's headquarters is in Austin, TX. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue using a SAAS platform that provides financial services such as investing courses, 1-on-1 assistance, and the ability to invest through the Company's mobile application as well as offering financial advisory services to other business. For application subscription services, the Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the lifetime of the SAAS platform as customers utilize its various products and investing capabilities.

The Company's performance obligation with respect to advisory services is to facilitate M&A, access to private capital, and strategic business advice. The company recognizes revenue as services are rendered on a monthly or quarterly basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In December 2020, the Company adopted a Stock Plan ("the Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Board of Directors at the time of grant of an Option. Restricted Stock may also be granted under this Plan. Nonstatutory Stock Options and Restricted Stock may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees.

The maximum aggregate number of shares of Common Stock that may be issued under the Plan is 1,000,000 shares at a par value of $0.0001 per share, of which a maximum of 1,000,000 shares may be issued under the Plan pursuant to Incentive Stock Options. If the aggregate Fair Market Value of Incentive Stock Options that are exercisable for the first time by any Optionee during any calendar year exceeds $100,000, then such excess Options shall be treated as Nonstatutory Stock Options.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2020, the Company entered into a loan agreement with a majority shareholder for $10,000 that bears no interest, is not secured, and is due upon demand. The ending balance of this loan was $10,000 and $0 as of December 31, 2020 and 2021, respectively, as it was reclassified to Additional Paid in Capital in 2021.

In October 2021, the Company entered into a Promissory Note agreement with the same majority shareholder for $497,315 that bears a simple interest per annum of 2% and is due upon demand at any time after the first anniversary of this note. The note is not secured and can be drawn on an as-needed basis. The ending balance of this note was $492,315 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" regarding two loan agreements.

In December 2020, the Company entered into a Master Services Agreement with another entity for the purposes of receiving software consulting and development services towards a project that should not exceed payments from the Company of $108,000. The agreement calls for an ongoing equity mix of 7.5% equity and 92.5% cash for each payment. The entity invoices the Company for the cash portion on a weekly basis while the equity portion shall accrue until conclusion of services at which point the amount owed shall become immediately exercisable for a number of shares of Common Stock equivalent to the total exercise price of the accrued equity portion. In August 2021, both parties agreed to enter into a SAFE agreement (Simple Agreement for Future Equity) for the amount owed of $21,547 with identical terms as those disclosed below. However, this agreement is not subject to a valuation cap.

In July, August, and September 2021, the Company entered into three (3) SAFE agreements (Simple Agreement for Future Equity) for a total of $150,000 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount. One of the three agreements is subject to a valuation cap. The valuation cap of the agreement entered was $7M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	497,315
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 0 and 9,090,000 shares were issued and outstanding as of 2020 and 2021. respectively.

In August 2021, the Company granted 90,000 shares of Common Stock to a third party in consideration for access to its network, as well as evaluation and assessment services rendered to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 1, 2022, the date these financial statements were available to be issued.

In August 2021, the Company became registered with the SEC.

In December 2021, the Company has been accepted into the Independent Community Bankers of America (ICBA) ThinkTECH Accelerator, a program made up of several thousand community banks across America that represents $6 trillion worth of community bank assets.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history, negative working capital, and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Andrew Glaze, Principal Executive Officer of CMPD Wealth Corp, hereby certify that the financial statements of CMPD Wealth Corp included in this Report are true and complete in all material respects.

Andrew Glaze

CEO